SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                              CHS ELECTRONICS, INC.

------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value

------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   12542A-20-6

------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                              CUSIP No. 12542A-20-6

(1)      Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons
                a.    Claudio Osorio
                b.    Alvin Perlman
                c.    Comtrad Holdings, Inc.
                d.    Comtrad, Inc.

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)  [X]   (b)   [_]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization
                a.    Venezuela
                b.    U.S.A.
                c.    Utah
                d.    Florida

                 Number of     (5)  Sole Voting Power            3,959,385
               Shares Bene-
                 ficially      (6)  Shared Voting Power
                 Owned by
               Each Report-    (7)  Sole Dispositive Power       3,959,385
                ing Person
                   With        (8)  Shared Dispositive Power

(9)        Aggregate Amount Beneficially Owned by Each Reporting
           Person                       3,959,385(1)

(10)       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)      [_]

(11)       Percent of Class Represented by Amount in Row (9)      26.3%(2)

(12)       Type of Reporting Person (See Instructions)

-------------------
1 Includes 367,029 shares held of record by Comtrad, Inc. ("Comtrad"), a wholly-owned subsidiary of Comtrad Holdings, Inc. ("CHI"), 3,169,500 shares held of record by CHI, 47,576 shares held of record by Penrose Trading Co. S.A. (a shareholder of CHI and of which Mr. Osorio has effective control) and currently exercisable options to purchase 375,280 shares held by Mr. Osorio. Claudio Osorio and Alvin Perlman together own and control a majority of the issued and outstanding capital stock of CHI, and Messrs. Osorio and Perlman have entered into an agreement pursuant to which they have agreed to vote their shares of CHI common stock together on certain matters submitted to the shareholders of CHI. Claudio Osorio, Alvin Perlman, CHI and Comtrad are parties to another agreement, in which they agree to vote all shares of the Common Stock they own or control, together on any matter submitted to the shareholders of the Company. In addition, Messrs. Osorio and Perlman and Comtrad are parties to an agreement which grants to Mr. Osorio and Comtrad, until June 30, 1997, the right to acquire all, but not less than all, of the shares of Common Stock of the Company and the shares of Comtrad Common Stock owned by Mr. Perlman. Mr. Perlman may reject all or a portion of such exercise; provided, however, that any shares as to which the option exercise is rejected are excluded from a right granted by the agreement to Mr. Perlman to put the referenced shares to Mr. Osorio. The put option may be exercised during the period beginning July 1 and ending July 31, 1997. Comtrad has guaranteed Mr. Osorio's obligations and has pledged 676,006 shares of Common Stock in connection therewith, which shares are included in the above aggregate ownership. Subject to the claims of certain creditors, the holders of CHI Class A common stock (which includes Penrose Trading Co. S.A.) have a liquidation preference on the 965,000 shares of Company Common Stock owned by Comtrad. Further, subject to the claims of certain creditors and subject to the rights of holders of CHI Class A common stock, the holders of CHI Class B common stock have a liquidation preference on 287,500 shares of Company Common Stock held by CHI or any subsidiary thereof. Based on the foregoing relationships and agreements, Claudio Osorio, Alvin Perlman, CHI, and Comtrad may be deemed to have shared voting and investment control over the above-indicated aggregate number of shares of Common Stock. Such shares exclude 100,000 shares of Common Stock which Comtrad is obligated to deliver to the sellers of three entities purchased by Comtrad and subsequently sold to the Company.

2 Calculated on the basis of 14,691,135 shares of CHS Electronics, Inc. Common Stock outstanding on June 2, 1997 and 375,280 shares of CHS Electronics, Inc. Common Stock issuable upon exercise of presently exercisable options.

ITEM 1(A).            Name of Issuer:

                      CHS Electronics, Inc.

ITEM 1(B).            Address of Issuer's Principal Executive Offices:

                      2153 N.W. 86th Avenue
                      Miami, Florida 33122

ITEM 2(A).            Name of Person Filing:

                      a.   Claudio Osorio
                      b.   Alvin Perlman
                      c.   Comtrad Holdings, Inc.
                      d.   Comtrad, Inc.

ITEM 2(B).            Address of Principal Business Office:

                      a. & b.       2153 N.W. 86th Avenue
                                    Miami, Florida 33122

                      c. & d.       P.O. Box 660708
                                    Miami Springs, Florida 33266

ITEM 2(C).            Citizenship:

                      a.   Venezuela
                      b.   U.S.A.
                      c.   Utah
                      d.   Florida

ITEM 2(D).            Title of Class of Securities:

                      Common Stock, $.001 Par Value

ITEM 2(E).            CUSIP Number:

                      12542A-20-6

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

                      Not applicable.

ITEM 4.               Ownership.

        (a) Amount Beneficially Owned: 3,959,385(1) shares. Includes 273,079 shares issuable upon exercise of presently exercisable options.

        (b)           Percent of Class:  26.3%(2)

        (c)           Number of shares as to which such person has:

                      (i)        sole power to vote or to
                                   direct the vote                  3,959,385(1)

                      (ii)       shared power to vote or to
                                   direct the vote                          0

                      (iii)      sole power to dispose or to
                                   direct the disposition of        3,959,385(1)

                      (iv)       shared power to dispose or to
                                   direct the disposition of                0

ITEM 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

--------------------
1 Includes 367,029 shares held of record by Comtrad, Inc. ("Comtrad"), a wholly-owned subsidiary of Comtrad Holdings, Inc. ("CHI"), 3,169,500 shares held of record by CHI, 379,000 shares held of record by Penrose Trading Co. S.A. (a shareholder of CHI and of which Mr. Osorio has effective control) and currently exercisable options to purchase 375,280 shares held by Mr. Osorio. Claudio Osorio and Alvin Perlman together own and control a majority of the issued and outstanding capital stock of CHI, and Messrs. Osorio and Perlman have entered into an agreement pursuant to which they have agreed to vote their shares of CHI common stock together on certain matters submitted to the shareholders of CHI. Claudio Osorio, Alvin Perlman, CHI and Comtrad are parties to another agreement, in which they agree to vote all shares of the Common Stock they own or control, together on any matter submitted to the shareholders of the Company. In addition, Messrs. Osorio and Perlman and Comtrad are parties to an agreement which grants to Mr. Osorio and Comtrad, until June 30, 1997, the right to acquire all, but not less than all, of the shares of Common Stock of the Company and the shares of Comtrad Common Stock owned by Mr. Perlman. Mr. Perlman may reject all or a portion of such exercise; provided, however, that any shares as to which the option exercise is rejected are excluded from a right granted by the agreement to Mr. Perlman to put the referenced shares to Mr. Osorio. The put option may be exercised during the period beginning July 1 and ending July 31, 1997. Comtrad has guaranteed Mr. Osorio's obligations and has pledged 676,006 shares of Common Stock in connection therewith, which shares are included in the above aggregate ownership. Subject to the claims of certain creditors, the holders of CHI Class A common stock (which includes Penrose Trading Co. S.A.) have a liquidation preference on the 965,000 shares of Company Common Stock owned by Comtrad. Further, subject to the claims of certain creditors and subject to the rights of holders of CHI Class A common stock, the holders of CHI Class B common stock have a liquidation preference on 287,500 shares of Company Common Stock held by CHI or any subsidiary thereof. Based on the foregoing relationships and agreements, Claudio Osorio, Alvin Perlman, CHI, and Comtrad may be deemed to have shared voting and investment control over the above-indicated aggregate number of shares of Common Stock. Such shares exclude 100,000 shares of Common Stock which Comtrad is obligated to deliver to the sellers of three entities purchased by Comtrad and subsequently sold to the Company.

2 Calculated on the basis of 14,691,135 shares of CHS Electronics, Inc. Common Stock outstanding on June 2, 1997 and 375,280 shares of CHS Electronics, Inc. Common Stock issuable upon exercise of presently exercisable options.

ITEM 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

ITEM 8.        Identification and Classification of Members of the Group.

               Not applicable.

ITEM 9.        Notice of Dissolution of Group.

               Not applicable.

ITEM 10.       Certification.

               Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 1997

                                       /s/ CLAUDIO OSORIO
                                       ----------------------------------------
                                           Claudio Osorio

                                       /s/ ALVIN PERLMAN
                                       ----------------------------------------
                                           Alvin Perlman

                                       COMTRAD HOLDINGS, INC.

                                       By: /s/ CLAUDIO OSORIO
                                       ----------------------------------------
                                               Claudio Osorio
                                                  President

                                       COMTRAD, INC.

                                       By: /s/ CLAUDIO OSORIO
                                       ----------------------------------------
                                               Claudio Osorio
                                                  President
                                       6